SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

TABLE OF CONTENTS

SIGNATURES
PRESS RELEASE PR 126 - 2003 11 06
PRESS RELEASE PR 127 - 2003 11 06

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: November 6, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Update

Oakville, Ontario, November 6, 2003 – Bennett Environmental Inc., is a North American leader in the high temperature treatment of contaminated soils. This update is being released in order to inform shareholders of recent progress made by Bennett on several fronts and to ease investor anxiety due to the recent share price decline. The Company believes that the recent share price decline is unwarranted and is not aware of any factors or circumstances that may have changed in the Company’s current operations or future prospects that would account for this change in valuation.

Sales

Bidding activity is at an all time high and weekly the Company is submitting bids on projects expected to come to market in the near future. Currently the Company is in possession of approximately $260M Cdn ($195M US) of contracts that are expected to ship into our facilities by the end of 2005. As announced on October 23, 2003, the Company’s third quarter 2003 revenues were at record levels of $22.4M Cdn ($16.2M US), more than double the revenues from the same quarter in the prior year. The Company expects to meet full year analyst consensus targets for earnings of $1.14 Cdn or $0.80 US per share, which represents more than a 50% increase from last year.

Plant Operations

In the quarter ending September 30, the Company’s plant in Saint Ambroise, Quebec processed a record 23,000 tonnes of soil. The plant is currently operating flawlessly at peak capacity and is expected to thermally treat close to 25,000 tonnes in the current quarter. Volumes of soil in storage are approximately 24,000 tonnes with soil from at least six major projects expected to be shipped into the plant by the end of the year. The Company safely and successfully completed its annual test burn requirements under close monitoring from the Ministry of the Environment in Quebec. Feed rate results from the test burn will be known by this December.

Permits

The Company announced on September 9, 2003 that after a thorough and comprehensive review of its permit application, the Government of New Brunswick had approved construction of a thermal oxidation soil treatment facility to be located near Belledune in northeastern New Brunswick and will be a key partner in the Renviro environmental industrial park. The proposed facility will be capable of treating 100,000 tonnes of hydrocarbon and creosote impacted soil using the same proprietary, state of the art technology successfully employed for six years at Bennett’s facility located in Saint Ambroise, Quebec. Construction is well underway and on schedule with the foundations nearing completion. Design and tendering for the equipment is progressing on schedule and the facility is on track for start-up and commissioning in Spring 2004. Following successful source testing, an operational permit and full production is expected by mid-year 2004.

Bennett Environmental Press Release	Page 1 of 1 PR 126 – 2003 11 06

For Immediate Release

While professional protest groups are still active in New Brunswick and Quebec, their efforts are waning due to an aggressive information and education campaign launched by the Company in response to their strategy of using misinformation and questionable tactics to discredit the project.

Support from the Provincial Government has not wavered and area municipalities and residents are increasingly welcoming this project into the region. Belledune Mayor Joe Noel, speaking on behalf of Belledune council noted today “Bennett has now addressed all of our concerns and we see no reason to not give it our unanimous backing.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 2 of 2 PR 126 – 2003 11 06

For Immediate Release

Bennett Environmental Denies That It Intends To Leave New Brunswick

Oakville, Ontario, November 24, 2003 – Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, is denying reports today that it intends to abandon its thermal oxidizer project in Belledune, New Brunswick, and expand its facility in Saint Ambroise, Quebec.

John Bennett, the Company’s CEO and founder, said he was “surprised” by the reports.

“We have no reason to leave New Brunswick,” said Mr. Bennett. “Our project has been subjected to intense scrutiny already through an Environmental Impact Assessment (EIA) and what is being described as a full EIA by protest groups would yield no additional information. We are proud of the local community support and will never let them down.”

Mr. Bennett also noted that the Company couldn’t simply change its mind and expand in Quebec. “If we want to expand the Saint Ambroise facility we will have to go through the Ministry of the Environment and conduct whatever studies it requires under the province’s regulations as we did in the past and we would be prepared to do that in the future.”

The CEO concluded “it is ridiculous and irresponsible for anyone to suggest that we can simply walk into any province and set up shop without meeting very stringent regulations and scrutiny.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact John Bennett at the Oakville Head Office at (905) 339-1540 or Claude Carpentier in Montreal at (514) 425-0036.

Bennett Environmental Press Release	Page 1 of 1 PR 127 – 2003 11 24